UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

PagSeguro Reports Third Quarter Results

3Q18 Net Income of R$231.6 million, up 57.1% compared to 3Q17, or 97.0% after Non-GAAP adjustments to 3Q18. 3Q18 Non-GAAP Net Income of R$290.4 million.

São Paulo, November 29, 2018 – PagSeguro Digital Ltd. (“PagSeguro” or “we”) announced today its third quarter results for the period ended September 30, 2018. Our consolidated financial statements are presented in Reais (R$) in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Third Quarter 2018 Financial & Operational Highlights:

•	R$20.3 billion in total payment volume (TPV), up 89.9% compared with 3Q17;

•	R$231.6 million in net income, up 57.1% compared with 3Q17, or R$290.4 million after Non-GAAP adjustments to 3Q18 up 97.0% compared with 3Q17;

•	Net Margin of 20.4%, down 1.1 percentage points compared with 3Q17, or up 4.4 percentage points after Non-GAAP adjustments to 3Q18;

•	Non-GAAP Net Margin of 25.9% in 3Q18;

•	R$1,137.3 million in total net revenue*, up 65.6% compared to 3Q17 or R$1,123.0 million after Non-GAAP adjustments to 3Q18 up 63.6% compared with 3Q17;

•	Active merchants in the last 12 months at close of period of 3.8 million, up 55.8% compared with 3Q17, with growth of 1.4 million net new merchants.

	At and for the three months ended September 30,
Main Operational and Financial Indicators (R$ millions, except otherwise indicated)	2018	2017	Var.%
TPV	20,262.9	10,669.1	89.9%
Active Merchants (last 12 months) — (millions)	3.8	2.5	55.8%

Total Net Revenue*	1,137.3	686.6	65.6%
Ne t Income	231.6	147.4	57.1%

Net Margin (%)	20.4%	21.5%	(1.1	) pp

Basic earnings per common share (EPS)** — (R$)	0.7385	0.5606
Diluted earnings per common share (EPS) — (R$)	0.7370	0.5606

At and for the three months ended September 30,
Non—GAAP Main Operational and Financial Indicators (R$ millions, except otherwise indicated)	2018
Non—GAAP Total Net Revenue*	1,123.0
Non—GAAP Net Income	290.4

Non—GAAP Net Margin (%)	25.9%

Non—GAAP Basic earnings per common share (EPS)** — (R$)	0.9265
Non—GAAP Diluted earnings per common share (EPS) — (R$)	0.9434

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, see the last page of this earnings release.

*	Total revenue and income.
**	Weighted average number of common shares of 262 million in 3Q17 and 313 million in 3Q18.

3Q18 Earnings Release

Financial Discussion:

I–Statement of Income

Non-GAAP disclosure

This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors’ overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.

These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Our Non-GAAP results consist of our GAAP results as adjusted to exclude the following items:

Stock-based compensation expenses and related employer payroll taxes:

This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.

Foreign exchange gain on follow-on offering proceeds: This consists of financial income related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is an unusual gain.

Tax related to remittance of follow-on offering proceeds (IOF tax): This relates to the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of follow-on offering primary share proceeds from our non-GAAP measures primarily because it is an unusual expense.

Income tax and social contribution on non-GAAP adjustments: This represents the income tax effect related to the non-GAAP adjustments mentioned above, except the Foreign exchange gain on follow-on offering proceeds.

For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see “Reconciliation of Revenue and Income to Non-GAAP Revenue and Income,” “Reconciliation of Expenses to Non-GAAP Expenses,” “Reconciliation of Income Tax and Social Contribution to Non-GAAP Income Tax and Social Contribution,” “Reconciliation of Net Income to Non-GAAP Net Income,” “Reconciliation of Basic and diluted EPS to Non-GAAP Basic and diluted EPS,” and “Reconciliation of GAAP Measures to Non-GAAP Measures.”

3Q18 Earnings Release

Total revenue and income

Our Total revenue and income amounted to R$1,137.3 million in the three months ended September 30, 2018, an increase of 65.6%, or 63.6% after Non-GAAP adjustments to the three months ended September 30, 2018 from R$686.6 million in the three months ended September 30, 2017.

Our non-GAAP Total revenue and income amounted to R$1,123.0 million in the three months ended September 30, 2018.

Reconciliation of Revenue and Income to Non—GAAP Revenue and Income (R$ millions):	At and for the three months ended September 30, 2018
Revenue and Income	1,137.3

(-) Foreign exchange gain on follow-on offering proceeds(1)	(14.3)
Non-GAAP Revenue and Income	1,123.0

(1)

Foreign exchange gain on follow-on offering proceeds: financial income of R$14.3 million related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is an unusual income.

Net revenue from transaction activities and other services

Our Gross revenue from transaction activities and other services in the three months ended September 30, 2018 amounted to R$695.8 million, an increase of R$305.7 million, or 78.4%, from R$390.1 million in the three months ended September 30, 2017. This increase was principally due to a continued increase in our active merchant base and TPV.

Our Gross revenue from transaction activities and other services during the three months ended September 30, 2018 increased by a lesser percentage than our TPV, which increased to R$20.3 billion from R$10.7 billion in the three months ended September 30, 2017. This difference in the growth rate was driven by the mix of debit and credit card payments processed containing a higher percentage of debit card payments and within the credit card payments processed, a lower percentage of credit card transactions made in installments in the three months ended September 30, 2018 compared to the three months ended September 30, 2017.

Our Deductions from gross revenue from transaction activities and other services, which consist principally of sales taxes, amounted to R$96.9 million in the three months ended September 30, 2018, or 13.9% of our Gross revenue from transaction activities and other services for the quarter. In the three months ended September 30, 2017, Deductions from gross revenue from transaction activities and other services totaled R$45.7 million, or 11.7% of our Gross revenue from transaction activities and other services for the quarter. The increase in these Deductions as a percentage of our Gross revenues from transaction activities and other services is due to the repeal of the law that charges ISS based on the municipality where the POS device is used. Since the repeal of this law is being contested, we are currently judicially depositing the full tax rate regarding sales made within the São Paulo municipality and recognizing a provision for the difference charged by other municipalities.

As a result, our Net revenue from transaction activities and other services in the three months ended September 30, 2018 amounted to R$598.9 million, an increase of R$254.5 million, or 73.9%, from R$344.4 million in the three months ended September 30, 2017.

Net revenue from sales

Our Gross revenue from sales in the three months ended September 30, 2018 amounted to R$125.2 million, a decrease of R$36.3 million, or 22.5%, from R$161.5 million in the three months ended September 30, 2017. This decrease was principally due to a different POS devices sales mix and hardware price reductions in the three months ended September 30, 2018 when compared to the three months ended September 30, 2017.

3Q18 Earnings Release

Our Deductions from gross revenue from sales in the three months ended September 30, 2018 amounted to R$30.5 million, or 24.4% of our Gross revenues from sales for the period. In the three months ended September 30, 2017, these Deductions totaled R$44.0 million, or 27.3% of Gross revenues from sales for the period. The small decrease in these Deductions as a percentage of our Gross revenues from sales is due to a change in the mix of Brazilian states in which we sold POS devices, since ICMS is levied by each state at a different rate.

As a result, our Net revenue from sales in the three months ended September 30, 2018 amounted to R$94.6 million, a decrease of R$22.8 million, or 19.4%, from R$117.4 million in the three months ended September 30, 2017.

Financial income

Our Financial income, which represents the volume of the discount fees we withhold from TPV in the early payment of receivables feature that we offer merchants, amounted to R$387.3 million in the three months ended September 30, 2018, an increase of R$163.1 million, or 72.7% from R$224.2 million in the three months ended September 30, 2017. The growth in this activity compared to the three months ended September 30, 2017 was driven by growth in our TPV, partially offset by an increase in the adjustment of note receivables at present value of R$8.1 million in the three months ended September 30, 2018 from R$1.9 million in the three months ended September 30, 2017.

Other financial income

Our Other financial income amounted to R$56.5 million in the three months ended September 30, 2018, an increase of R$55.9 million from R$0.6 million in the three months ended September 30, 2017. This increase was due to income from short-term investments and the unusual impact of changes in exchange rates on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our June 2018 follow-on offering, which impact amounted to R$14.3 million in the three months ended September 30, 2018.

Our non-GAAP Other financial income, which excludes the foreign exchange gain of R$14.3 million, amounted to R$42.2 million in the three months ended September 30, 2018. For a reconciliation of our non-GAAP Other financial income to our Other financial income, see the last page of this earnings release.

Expenses

Our total expenses amounted to R$816.8 million in the three months ended September 30, 2018, an increase of R$344.8 million, or 73.1%, or an increase of 47.7% after Non-GAAP adjustments to the three months ended September 30, 2018, from R$472.0 million in the three months ended September 30, 2017.

As a percentage of our Total revenue and income, our total expenses in the three months ended September 30, 2018 increased by 3.1 percentage points, to 71.8% in the three months ended September 30, 2018 from 68.7% in the three months ended September 30, 2017.

3Q18 Earnings Release

Our non-GAAP total expenses amounted to R$697.2 million in the three months ended September 30, 2018 due to the exclusion of the LTIP expenses in the amount of R$115.5 million and IOF tax of R$4.1 million. As a percentage of our non-GAAP Total revenue and income, our non-GAAP total expenses in the three months ended September 30, 2018 was 62.1% as we continue to leverage our costs and expenses.

Reconciliation of Expenses to Non—GAAP Expenses (R$ millions):	At and for the three months ended September 30, 2018
Expenses	(816.8)

(-) Share-based long-term incentive plan (LTIP)(1)	115.5
(-) Tax related to remittance of follow-on offering proceeds (IOF tax)(2)	4.1

Total non-GAAP expenses adjustments	119.6

Non-GAAP Expenses	(697.2)

(1)

Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the three months ended September 30, 2018, of the total R$115.5 million, R$33.7 million is the recurrent quarterly provision and R$81.8 million is non-recurrent. Of this R$81.8 million, R$59.4 million is related to the vesting of LTIP shares in August 2018 and the recognition of the shares at market price as opposed to the original grant price to LTIP beneficiaries in accordance with IFRS 2, which requires that share-based payments shall measure the fair value of equity instruments granted at the measurement date based on market prices. The remaining non-recurrent amount of R$22.4 million is related to new hires and additional LTIP beneficiaries.

(2)

Tax related to remittance of follow-on offering proceeds (IOF tax): R$4.1 million related to the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of follow-on offering proceeds from our non-GAAP measures primarily because it is an unusual expense.

Cost of sales and services

Our Cost of sales and services amounted to R$550.6 million in the three months ended September 30, 2018, an increase of R$202.1 million, or 58.0%, from R$348.5 million in the three months ended September 30, 2017. As a percentage of the total of our Net revenue from transaction activities and other services and our Net revenue from sales, our Cost of sales and services posted an increase of 3.9 percentage points, to 79.4% in the three months ended September 30, 2018 from 75.5% in the three months ended September 30, 2017.

Within our Cost of sales and services line item, our Cost of services, expressed as a percentage of our Net revenue from transaction activities and other services, decreased to 65.3% in the three months ended September 30, 2018 from 66.4% in the three months ended September 30, 2017, due to the mix of debit and credit card payments processed containing a higher percentage of debit card payments and lower interchange fee expenses. Our Cost of sales, expressed as a percentage of our Net revenue from sales, increased to 168.7% in the three months ended September 30, 2018 from 102.1% in the three months ended September 30, 2017 due to hardware price reductions.

For the three months ended September 30, 2018, our non-GAAP Cost of sales and services amounted to R$540.9 million, reflecting the exclusion of the LTIP adjustment of R$9.7 million. For a reconciliation of our non-GAAP Cost of sales and services to our Cost of sales and services, see the last page of this earnings release.

3Q18 Earnings Release

Selling expenses

Our Selling expenses amounted to R$90.3 million in the three months ended September 30, 2018, an increase of R$31.9 million, or 54.6%, from R$58.4 million in the three months ended September 30, 2017. As a percentage of our Total revenue and income, our Selling expenses decreased by 0.6 percentage points, to 7.9% in the three months ended September 30, 2018 from 8.5% in the three months ended September 30, 2017, as we continue to leverage our selling expenses base as our TPV has increased.

Administrative expenses

Our Administrative expenses amounted to R$164.5 million in the three months ended September 30, 2018, an increase of R$122.8 million, or 294.5%, from R$41.7 million in the three months ended September 30, 2017. This increase in the three months ended September 30, 2018 was mainly due to the Share based long-term incentive plan (LTIP) expense, which amounted to R$105.8 million. As a percentage of our Total revenue and income, our Administrative expenses increased by 8.4 percentage points, to 14.5% in the three months ended September 30, 2018 from 6.1% in the three months ended September 30, 2017.

For the three months ended September 30, 2018 our non-GAAP Administrative expenses amounted to R$58.7 million, which excludes the LTIP adjustment of R$105.8 million. Our non-GAAP Administrative expenses represented 5.2% of the total of our non-GAAP Net revenue and income for the three months ended September 30, 2018. For a reconciliation of our non-GAAP Administrative expenses to our Administrative expenses, see the last page of this earnings release.

Financial expenses

Our Financial expenses amounted to R$7.2 million in the three months ended September 30, 2018, a decrease of R$13.8 million, or 65.7%, from expenses of R$21.0 million in the three months ended September 30, 2017. Expressed as a percentage of our Financial income, our Financial expenses represented 1.9% in the three months ended September 30, 2018 and 9.4% in the three months ended September 30, 2017. This decrease was driven by the use of the IPO proceeds to fund our early payment feature for merchants instead of obtaining early payment receivables from issuing banks.

Our non-GAAP Financial expenses, which excludes the IOF tax amount of R$4.1 million, amounted to R$3.1 million in the three months ended September 30, 2018. For a reconciliation of our non-GAAP Financial expenses to our Financial expenses, see the last page of this earnings release.

Other (expenses) income, net

Our Other (expenses) income, net recorded an income of R$4.1 million in the three months ended September 30, 2018 and an expense of R$2.3 million in the three months ended September 30, 2017. In the three months ended September 30, 2018, this net amount related to civil litigation proceedings expenses.

Profit before income taxes

Our Profit before income taxes amounted to R$320.6 million in the three months ended September 30, 2018, an increase of R$105.9 million, or 49.3%, or an increase of 98.4% after Non-GAAP adjustments to the three months ended September 30, 2018, from R$214.7 million in the three months ended September 30, 2017.

Our non-GAAP Profit before income taxes amounted to R$426.0 million in the three months ended September 30, 2018. This increase was due to significant growth in our Total revenue and income, driven by growth in active merchants and TPV. For a reconciliation of our non-GAAP Profit before income taxes to our Profit before income taxes, see the last page of this earnings release.

3Q18 Earnings Release

Income tax and social contribution

Income tax and social contribution amounted to an expense of R$89.0 million in the three months ended September 30, 2018, an increase of R$21.7 million from R$67.3 million in the three months ended September 30, 2017. This item consists of current income tax and social contribution and deferred income tax and social contribution.

Our effective tax rate decreased by 3.6 percentage points, to 27.8% in the three months ended September 30, 2018 from 31.3% in the three months ended September 30, 2017. This decrease relates to increasing tax benefits under the Lei do Bem and income generated by PagSeguro Digital on the exchange variation from U.S. dollars to reais which is not taxable under the Companies Law of 1960 of the Cayman Islands (the “Companies Law”).

The Technological Innovation Law (Lei do Bem) reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.

Our non-GAAP income tax and social contribution expense for the three months ended September 30, 2018 amounted to R$46.5 million. Non-GAAP effective tax rate for the three months ended September 30, 2018 was 31.8%. This slight increase in the effective tax rate is related to the elimination of the foreign exchange gain on our follow-on offering proceeds, which is not taxable.

Reconciliation of Income Tax and Social Contribution to Non—GAAP Income Tax and Social Contribution (R$ millions):	At and for the three months ended September 30, 2018
Income tax and social contribution	(89.0)

(-) Income tax and social contribution on Non-GAAP adjustments(1)	(46.5)

Non-GAAP Income tax and social contribution	(135.5)

(1)

Income tax and social contribution on Non-GAAP adjustments: the amount of R$46.5 million consists of income tax at the rate of 34% calculated on the Non-GAAP adjustments, other than the foreign exchange gain on follow-on offering proceeds of R$14.3 million, which is not taxable, and the tax benefits related to other Non-GAAP adjustments.

Net income for the period

Our Net income for the period in the three months ended September 30, 2018 amounted to R$231.6 million, an increase of R$84.2 million, or 57.1%, or an increase of 97.1% after Non-GAAP adjustments to the three months ended September 30, 2018, from R$147.4 million in the three months ended September 30, 2017.

As a percentage of our Total revenue and income, our Net income for the period decreased by 1.1 percentage points, to 20.4% in the three months ended September 30, 2018 compared with 21.5% in the three months ended September 30, 2017.

3Q18 Earnings Release

Our non-GAAP Net income for the three months ended September 30, 2018 amounted to R$290.4 million, reflecting the sum of the non-GAAP adjustments described below.

Reconciliation of Net Income to Non—GAAP Net Income (R$ millions):	At and for the three months ended September 30, 2018
Net Income	231.6

Foreign exchange gain on follow-on offering proceeds(1)	(14.3)
Share-based long-term incentive plan (LTIP)(2)	115.5
Tax related to remittance of follow-on offering proceeds (IOF tax)(3)	4.1
Income tax and social contribution on non-GAAP adjustments(4)	(46.5)

Total non-GAAP net income adjustments	58.8

Non-GAAP Net Income	290.4

(1)

Foreign exchange gain on follow-on offering proceeds: financial income of R$14.3 million related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is an unusual income.

(2)

Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.

In the three months ended September 30, 2018, of the total R$115.5 million, R$33.7 million is the recurrent quarterly provision and R$81.8 million is non-recurrent. Of this R$81.8 million, R$59.4 million is related to the vesting of LTIP shares in August 2018 and the recognition of the shares at market price as opposed to the original grant price to LTIP beneficiaries in accordance with IFRS 2, which requires that share-based payments shall measure the fair value of equity instruments granted at the measurement date based on market prices. The remaining non-recurrent amount of R$22.4 million is related to new hires and additional LTIP beneficiaries.

(3)

Tax related to remittance of follow-on offering proceeds (IOF tax): R$4.1 million related to the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of follow-on offering proceeds from our non-GAAP measures primarily because it is an unusual expense.

(4)

Income tax and social contribution on Non-GAAP adjustments: the amount of R$46.5 million consists of income tax at the rate of 34% calculated on the Non-GAAP adjustments, other than the foreign exchange gain on follow-on offering proceeds of R$14.3 million, which is not taxable, and the tax benefits related to other Non-GAAP adjustments.

3Q18 Earnings Release

II – Cash Flow

Our cash and cash equivalents at the beginning of the nine months ended September 30, 2018 amounted to R$66.8 million.

Our Profit before income taxes in the nine months ended September 30, 2018 was R$796.3 million.

The adjustments for revenue, income and expenses recorded in our statement of income in the nine months ended September 30, 2018 but which did not affect our cash flows totaled the positive amount of R$364.0 million, mainly due to R$245.1 million of Share-based long-term incentive plan (LTIP) expenses, R$50.4 million in Chargebacks and R$62.5 million of Depreciation and amortization recorded in our statement of income. Share based long-term incentive plan (LTIP) relates to expenses for equity awards under our LTIP. Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due to fraud.

The adjustments for changes in our operating assets and liabilities in the nine months ended September 30, 2018 amounted to a negative cash flow of R$3,442.3 million:

•

Our Note receivables item, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the note receivables owed to us by card issuers, consists of the difference between the opening and closing balances of the Note receivables item of Current Assets on our balance sheet (R$7,489.8 million at September 30, 2018 versus R$3,522.3 million at year-end 2017) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Note receivables represented a negative cash flow of R$4,281.8 million in the nine months ended September 30, 2018. From the R$4,281.8 million of negative cash flow, R$1,733.3 million was from note receivables for which we received early payment from issuing banks as of December 31, 2017 and which were subsequently substantially repaid during 2018 with our IPO primary share proceeds. Of these note receivables, we still have approximately R$4.0 million to repay in the fourth quarter of 2018. We do not expect this line item to have any further impact on our cash flow in 2019. The remaining R$2,548.6 million negative cash flow is related to TPV growth in the nine months ended September 30, 2018.

•

Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$3,702.7 million at September 30, 2018 versus R$3,080.6 million at year-end 2017). Payables to third parties represented positive cash flow of R$622.1 million in the nine months ended September 30, 2018.

•

Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Receivables from related parties item (e.g., UOL and UOL Diveo) of Current Assets on our balance sheet (no balance at September 30, 2018 versus R$124.7 million at year-end 2017) offset by the difference between the opening and closing balances of the Payables to related parties item (i.e., UOL) of Current Liabilities on our balance sheet (R$32.3 million at September 30, 2018 versus R$39.1 million at year-end 2017), which represented movements in our treasury cash position with UOL prior to the completion of our IPO. Receivables from (payables to) related parties represented positive cash flow of R$117.7 million in the nine months ended September 30, 2018. Our cash management has been separated from UOL’s cash management starting from the date of completion of our IPO, and all such balances were repaid by UOL.

3Q18 Earnings Release

•

Our Inventories item represents changes in the carrying value of the Inventories item of Current Assets on our balance sheet. This item represented negative cash flow of R$15.1 million in the nine months ended September 30, 2018.

•

Our Salaries and social charges item represents amounts that were recorded on our statement of income, but which remained unpaid at the end of the period, principally because they related to the final month of the period. This item represented positive cash flow of R$39.2 million in the nine months ended September 30, 2018.

•	Our Taxes and contributions item represents sales taxes (ISS, ICMS, PIS and COFINS). This item represented positive cash flow of R$34.3 million in the nine months ended September 30, 2018.

Since our statement of cash flows begins with our Profit before income taxes, it also adjusts for cash amounts paid in respect of our income tax and social contribution, which totaled R$186.6 million in the nine months ended September 30, 2018. Our statement of cash flows also adjusts for interest income received in cash, which represented a positive cash flow of R$263.9 million in the nine months ended September 30, 2018. Our cash flows in the nine months ended September 30, 2018 show no amount adjusted for interest paid.

As a result of the above, our Net Cash used in operating activities in the nine months ended September 30, 2018 totaled R$2,204.6 million.

Our Cash flows provided by investing activities in the nine months ended September 30, 2018 totaled R$64.6 million. This amount consisted of R$211.1 million in redemptions of financial investments, representing total cash that we withdrew during the period. We also invested R$117.5 million in purchases and development of intangible assets, which represent purchases of third party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets.

Our Cash flows provided by financing activities in the nine months ended September 30, 2018 totaled R$4,543.3 million, consisting of R$4,717.9 million representing our IPO and follow-on offering primary share proceeds, less R$189.9 million representing transaction costs, both of which related to our IPO and follow-on offering.

After accounting for the total increase in Cash and cash equivalents of R$2,403.29 million discussed above, our Cash and cash equivalents at September 30, 2018 amounted to R$2,470.1 million.

3Q18 Earnings Release

Products launched in 3Q18

In October, we announced the launch of our new device, Moderninha Smart, a modern, portable and fully integrated AndroidTM based point-of-sale device.

Moderninha Smart offers a full integration of hardware, PagSeguro apps and its payments network. By combining high-end functionalities such as Wi-Fi, Bluetooth and 4G connections, as well NFC and QR Code acceptance, Moderninha Smart offers a robust managed payment experience.

Moderninha Smart was built for simplicity and ease of use. It integrates features like a product catalog, inventory management, an installments calculator, issuance of payment slips (boletos) and payment links. The integration of software and hardware helps merchants to be more productive and better serve clients.

Our point-of-sale software also gives merchants the ability to run their businesses efficiently by managing their PagSeguro digital account, including bill payment, mobile top-up and balance transfer, among other functionalities available in our end-to-end digital ecosystem.

To promote this new product, we launched a new country-wide online and offline advertising campaign.

3Q18 Earnings Release

Earnings webcast

PagSeguro (NYSE: PAGS) will host a conference call and earnings webcast on November 29, 2018, at 5:00 pm ET. The conference dial-in in the US and International is 1-800-492-3904 or +1 646 828-8246. The dial-in for connections in Brazil is +55 11 3193-1001 or +55 11 2820-4001. The Conference ID is PagSeguro.

To listen to a live webcast, please visit PagSeguro’s IR website at investors.pagseguro.com. A replay will be available on the same website.

About PagSeguro:

PagSeguro Digital is a disruptive provider of financial technology solutions focused primarily on micro-merchants, small companies and medium-sized companies in Brazil. PagSeguro Digital’s business model covers all of the following five pillars:

•	Multiple digital payment solutions;

•	In-person payments via point-of-sale (POS) devices that PagSeguro Digital sell to merchants;

•	Free digital accounts;

•	Issuer of prepaid cards to clients for spending or withdrawing account balances; and

•	Operating as an acquirer.

PagSeguro Digital is an UOL Group Company that provides an easy, safe and hassle-free way of accepting payments, where its clients can transact and manage their cash, without the need to open a bank account. PagSeguro Digital’s end-to-end digital ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro Digital’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers. For more information visit http://investors.pagseguro.com

Contacts:

Investor Relations:

PagSeguro Digital Ltd.

André Cazotto, +55 (11) 3914-9403

ir@pagseguro.com

investors.pagseguro.com

3Q18 Earnings Release

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

	Three months ended September 30, 2018	Three months ended September 30, 2017%
	(Amounts expressed in R$ thousands)
Net revenue from transaction activities and other services	598.9	344.4	73.9%
Net revenue from sales	94.6	117.4	(19.4%	)
Financial income	387.3	224.2	72.7%
Other financial income	56.5	0.6	9316.7%

Total revenue and income	1,137.3	686.6	65.6%
Cost of sales and services	(550.6)	(348.5)	58.0%
Selling expenses	(90.3)	(58.4)	54.6%
Administrative expenses	(164.5)	(41.7)	294.5%
Financial expenses	(7.2)	(21.0)	(65.7%	)
Other expenses, net	(4.1)	(2.3)	78.3%

PROFIT BEFORE INCOME TAXES	320.6	214.7	49.3%
Current income tax and social contribution	(40.1)	(66.2)	(39.4%	)
Deferred income tax and social contribution result	(48.9)	(1.1)	4345.5%

INCOME TAX AND SOCIAL CONTRIBUTION	(89.0)	(67.3)	32.2%

NET INCOME FOR THE PERIOD	231.6	147.4	57.1%

Reconciliation of Basic and diluted EPS to Non-GAAP Basic and diluted EPS

	Three months ended September 30, 2018	Three months ended September 30, 2017
	(Amounts expressed in R$ millions, except share amounts)
Net income attributable to:
Owners of the Company	231.3	147.0
Non-controlling interests	0.3	0.4
Weighted average number of outstanding common shares	313,201,136	262,288,607
Weighted average number of common shares diluted	313,825,638	262,288,607
Basic earnings per common share—R$	0.7385	0.5606
Diluted earnings per common share—R$	0.7370	0.5606

Net income Non-GAAP	290.1	—
Weighted average number of outstanding common shares	313,201,136	262,288,607
Weighted average number of common shares diluted	313,825,638	262,288,607
Non-GAAP Basic earnings per common share—R$	0.9265	—
Non-GAAP Diluted earnings per common share—R$	0.9434	—

3Q18 Earnings Release

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

	As of September 30, 2018	As of December 31, 2017
	(Amounts expressed in R$ thousands)
Cash and cash equivalents	2,470,059	66,767
Financial investments	—	210,103
Note receivables	7,489,826	3,522,349
Receivables from related parties	—	124,723
Inventories	72,586	61,609
Taxes recoverable	42,082	14,446
Other receivables	15,979	27,956

Total current assets	10,090,532	4,027,953

Judicial deposits	1,443	872
Prepaid expenses	1,305	160
Deferred income tax and social contribution	—	37,015
Property and equipment	36,684	10,889
Intangible assets	232,396	158,868

Total non-current assets	271,828	207,804

TOTAL ASSETS	10,362,360	4,235,757

Payables to third parties	3,702,714	3,080,569
Trade payables	151,621	92,444
Payables to related parties	32,263	39,101
Salaries and social charges	73,497	34,269
Taxes and contributions	59,720	52,064
Provision for contingencies	6,345	4,648
Other payables	20,475	15,872

Total current liabilities	4,046,635	3,318,967

Deferred income tax and social contribution	34,195	42,809
Other payables	—	3,590

Total non-current liabilities	34,195	46,399

Share capital	26	524,577
Legal reserve Capital reserve	— 5,657,703	30,216 —
Equity valuation adjustments	(6,885)	55
Profit retention reserve	606,831	312,047

	6,257,675	866,895

Non-controlling interests	23,855	3,496

Total equity	6,281,530	870,391

TOTAL LIABILITIES AND EQUITY	10,362,360	4,235,757

3Q18 Earnings Release

UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOWS STATEMENT

	Nine months ended September 30, 2018	Nine months ended September 30, 2017
	(Amounts expressed in R$ thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income taxes	796,281	413,258
Expenses (revenues) not affecting cash:
Depreciation and amortization	62,474	36,165
Chargebacks	50,397	35,429
Accrual of provision for contingencies	2,658	746
Share based long term incentive plan (LTIP)	245,066	—
Provision of obsolescence loss	4,111	—
Other financial cost, net	(700)	2,310
Changes in operating assets and liabilities
Note receivables	(4,281,849)	(1,457,481)
Changes in receivables subject to early payment	(1,733,291)	573,032
Changes in receivables not subject to early payment	(2,548,558)	(2,030,513)
Inventories	(15,089)	(45,283)
Taxes recoverable	(21,681)	9,309
Other receivables	4,546	(3,441)
Other payables	515	5,275
Payables to third parties	622,149	957,440
Trade payables	59,224	51,556
Receivables from (payables to) related parties	117,730	89,305
Salaries and social charges	39,228	11,760
Taxes and contributions	34,261	—
Provision for contingencies	(1,317)	(678)

	(2,281,996)	105,670

Income tax and social contribution paid	(186,554)	(90,318)
Interest income received	263,952	157,451
Interest paid	—	(9,175)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(2,204,598)	163,628

CASH FLOWS FROM INVESTING ACTIVITIES
Amount paid on acquisitions	—	(3,346)
Purchases of property and equipment	(29,054)	(1,796)
Purchases and development of intangible assets	(117,445)	(69,165)
Redemption of financial investments	211,116	132,107

NET CASH PROVIDED BY INVESTING ACTIVITIES	64,617	57,800

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of borrowings	—	(199,480)
Payment of derivative financial instruments	—	(5,833)
Distribution of dividends	—	(54,273)
Proceeds from offering of shares	4,717,874	—
Transactional costs	(189,852)	—
Transaction with non-controlling interest	(5,389)	—
Capital increase by non-controlling shareholders	20,639	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,543,273	(259,585)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,403,292	(38,15 8)

Cash and cash equivalents at the beginning of the period	66,767	79,969
Cash and cash equivalents at the end of the period	2,470,059	41,811

3Q18 Earnings Release

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

Three Months Ended September 30, 2018
(Amounts expressed in R$ millions, except amounts per share)
Total revenue and income	1,137.3
Less: Foreign exchange gain on follow-on offering proceeds	(14.3)

Non-GAAP total revenue and income(1)	1,123.0

Total expenses	(816.8)
Less: Share-based long-term incentive plan (LTIP)	115.5
Less: Tax related to remittance of follow-on offering proceeds (IOF tax)	4.1

Non-GAAP total expenses(2)	(697.2)

Profit before taxes	320.6
Plus: Total Non-GAAP adjustments	105.4

Non-GAAP profit before taxes(3)	426.0

Income tax and social contribution	(89.0)
Less: Income tax and social contribution on non-GAAP adjustments	(46.5)

Non-GAAP deferred income tax(4)	(135.5)

Net income	231.6
Plus: Total Non-GAAP adjustments	58.8

Non-GAAP net income(5)	290.4

Basic earnings per common share—R$	0.7385
Diluted earnings per common share—R$	0.7370

Non-GAAP basic earnings per common share—R$(6)	0.9265
Non-GAAP diluted earnings per common share—R$(6)	0.9434

(1)

Non-GAAP total revenue and income excludes a foreign exchange gain on our follow-on offering proceeds in the amount of R$14.3 million in the three months ended September 30, 2018, which relates to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our June 2018 follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is unusual income. The foreign exchange gain on our follow-on offering proceeds is included within Other financial income. Other financial income in the amount of R$56.5 million is therefore adjusted by excluding the foreign exchange gain on our follow-on offering proceeds, resulting in Non-GAAP Other financial income in the amount of R$42.2 million.

(2)	Non-GAAP total expenses excludes:
(a)

Stock-based compensation expenses in the total amount of R$115.5 million, consisting of expenses for equity awards under our LTIP. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and they depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the vesting of the equity awards. The related employer payroll taxes depend on our stock price and the exchange rate from U.S. dollars into Brazilian reais at the time of the exercises and the vesting date of the equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total of stock-based compensation expenses is allocated between Cost of sales and services and Administrative expenses. Excluding the stock-based compensation expenses, Cost of sales and services in the amount of R$550.6 million is adjusted by R$9.7 million resulting in Non-GAAP Cost of sales and services of R$540.9 million; and Administrative Expenses in the amount of R$164.5 million is adjusted by R$105.8 million resulting in Non-GAAP Administrative expenses of R$58.7 million.

(b)

Tax related to remittance of follow-on offering proceeds (IOF tax) in the amount of R$4.1 million in the three months ended September 30, 2018, which represents the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our June 2018 follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of follow-on offering proceeds from our Non-GAAP measures primarily because it is an unusual expense. The IOF tax is fully allocated to Financial expenses. Financial expenses in the amount of R$7.2 million is therefore adjusted by excluding the IOF tax, resulting in Non-GAAP Financial expenses in the amount of R$3.1 million.

(3)	Non-GAAP profit before taxes is equal to the sum of the adjustments described in footnotes (1) and (2) above.
(4)

Non-GAAP income tax and social contribution consists of income tax at the rate of 34% calculated on the Non-GAAP adjustments described in footnotes (1) and (2) above, other than the foreign exchange gain on follow-on offering proceeds of R$14.3 million, which is not taxable, and the tax benefits related to other Non-GAAP adjustments.

(5)	Non-GAAP net income is equal to the sum of the adjustments described in footnotes (1), (2) and (4) above.
(6)	Non-GAAP basic earnings per common share and Non-GAAP diluted earnings per common share reflect the adjustments to Non-GAAP net income, which is allocated in full to Owners of the Company.

3Q18 Earnings Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2018

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director